Exhibit 99.24

CONSENT OF K. BARTSCH

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the Yatela Gold Mine;

2.	Information regarding the Sadiola Gold Mine; and

3.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Yatela Gold Mine and the Sadiola Gold Mine and the properties described therein.

Date: March 31, 2008

/s/ Karol Bartsch
Name: Karol Bartsch, Bachelor of Science- Mining (Honors)
Member of AusIMM
Title: Senior LT Planning Engineer, Anglo Gold Ashanti
SEMOS – Sadiola Hill Gold Mine, Republic of Mali